                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                  (TRANSLATION OF NAME OF ISSUER INTO ENGLISH)

                      AES COMUNICACIONES DE VENEZUELA, C.A.
                           A COMPANY JOINTLY OWNED BY
                               THE AES CORPORATION
                                       AND
                              CORPORACION EDC, C.A.
-------------------------------------------------------------------------------
                       (NAME OF FILING PERSONS (OFFERORS))

                           AMERICAN DEPOSITARY SHARES
              (EACH REPRESENTING 7 CLASS D SHARES OF COMMON STOCK,
                   NOMINAL VALUE BS. 36.90182224915 PER SHARE)
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                204421101 (ADSs)
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       BARRY J. SHARP, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
         THE AES CORPORATION, 1001 NORTH 19TH STREET ARLINGTON, VIRGINIA
                           22209; TEL: (703) 522-1315

                                    COPY TO:

 MICHAEL E. GIZANG, SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP, FOUR TIMES SQUARE,
                     NEW YORK, NY 10036; TEL: (212) 735-2704
-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
 TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
    $685,606,656(1)                                       $137,121.33 (2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

         (1) The transaction value is calculated by multiplying the amount of ADSs being sought by the offerors, 28,566,944, by the offer price per ADS, $24.00.
         (2) The amount of filing fee is calculated by multiplying the transaction valuation, $685,606,656, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $137,121.33                        Filing Party:  AES Comunicaciones de Venezuela, C.A.
Form or Registration No.:  Tender Offer Statement on          Date Filed:    September 25, 2001
                           Schedule TO

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on September 25, 2001 by AES Comunicaciones de Venezuela, C.A. (the "Purchaser"), a Venezuelan company jointly owned by The AES Corporation, a Delaware corporation, and Corporacion EDC, C.A., a Venezuelan corporation, relating to the offer by the Purchaser to purchase 28,566,944 American Depositary Shares ("ADSs") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV"), each ADS representing 7 Class D Shares of common stock of CANTV, for $24.00 in cash per ADS, on the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated September 25, 2001 and the related ADS Letter of Transmittal, which were attached to the Schedule TO as Exhibits (a)(1)A. and (a)(1)B., respectively (collectively referred to as the "U.S. Offer").

         ALL THE INFORMATION IN THE U.S. OFFER TO PURCHASE AND THE RELATED ADS LETTER OF TRANSMITTAL AND ANY SUPPLEMENT OR AMENDMENT THERETO RELATED TO THE U.S. OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PURCHASER IS INCORPORATED HEREIN BY REFERENCE IN RESPONSE TO ITEMS 1-11 OF SCHEDULE TO.

ITEM 1.  SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

         The answer to the question "What are the principal differences in the rights of holder of ADSs and CANTV shares under the two offers?" in the section entitled "SUMMARY TERM SHEET" on page 3 of the U.S. Offer to Purchase is hereby amended and supplemented by replacing the first sentence of such answer with the following sentence:

                  "The most significant difference is that Venezuelan law provides for tender offers to be open for between 20 and 30 Venezuelan stock exchange trading days, with a possible aggregate of 30 Venezuelan stock exchange trading days of extensions of the offering period after the initial expiration date being available, subject to prior authorization from the CNV."

         The answer to the question "Is it possible to tender CANTV shares into this U.S. offer, or ADSs into the Venezuelan offer?" in the section entitled "SUMMARY TERM SHEET" on page 3 of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following sentence before the second to last sentence of such answer:

                  "The process of depositing Class D Shares, and receiving ADSs in return, can take several days, although it is sometimes possible that ADSs can be received on the same business day that Class D Shares are deposited. The deposit agreement regarding the ADS deposit facility provides that there are fees or charges associated with this process, including a fee of $5 or less per 100 ADSs (or portion thereof) received."

         The answer to the question "Do you have the financial resources to make the payments required in the offers?" in the section entitled "SUMMARY TERM SHEET" on page 3 of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following language to the end of the third sentence of such answer:

                  "and, in connection with the Venezuelan offer, as part of the process of obtaining approval from the CNV to the Venezuelan offer, AES became a "joint guarantor" of the full amount of the purchase price to be paid for the ADSs and CANTV shares purchased pursuant to the offers."

         The following question and answer are added after the answer to the question "If I decide not to tender, how will the offers affect my ADSs?" in the section entitled "SUMMARY TERM SHEET" on page 8 of the U.S. Offer to Purchase:

                  "WHAT ARE CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS WHO CONTINUE TO OWN ADSS AFTER THE CONSUMMATION OF THIS U.S. OFFER?

                  The consummation of this U.S. offer will not result in any U.S. federal income tax consequences to U.S. Holders whose ADSs are not sold pursuant to the U.S. offer. The proposed merger of CANTV with and into the Purchaser is intended to be a taxable transaction for U.S. federal income tax purposes, and U.S. Holders of ADSs should generally recognize gain or loss equal to the difference, if any, between the fair market value of the surviving corporation's ADSs received and the holder's adjusted tax basis in the ADSs surrendered in exchange therefor. Any post-merger cash distributions by the surviving corporation to U.S. Holders should, for the most part, be treated as tax-free returns of capital. See Section 5 and 11."

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The cover page of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following sentence before the last sentence of the second paragraph:

                  "See the "Introduction" for a discussion of the time it will take to deposit Class D Shares and receive ADSs in return, and the fees associated therewith."

         The section entitled "INTRODUCTION" of the U.S. Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the last paragraph on page 10 of the U.S. Offer to Purchase (that carries over to page
11) with the following sentence:

                  "The most significant difference is that Venezuelan law provides for tender offers to be kept open for between 20 and 30 Venezuelan stock exchange trading days, with a possible aggregate of 30 Venezuelan stock exchange trading days of extensions of the offering period after the initial expiration date being available, subject to prior authorization from the CNV."

         The section entitled "INTRODUCTION" of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following before the last sentence of the first complete paragraph on page 11 of the U.S. Offer to Purchase:

                  "The process of depositing Class D Shares, and receiving ADSs in return, can take several days, although it is sometimes possible that ADSs can be received on the same business day that Class D Shares are deposited if all the requirements of the Deposit Agreement are complied with. The Deposit Agreement provides that there are fees or charges associated with this process, including a fee of $5 or less per 100 ADSs (or portion thereof) received."

         The section entitled "THE U.S. OFFER - Acceptance for Payment" of the U.S. Offer to Purchase is hereby amended and supplemented by deleting the words "and subject to applicable law" in the second sentence of the first paragraph on page 17 of the U.S. Offer to Purchase and adding the following after the second sentence of the first paragraph on page 17 of the U.S. Offer to Purchase:

                  "This reservation by the Purchaser of the right to delay acceptance for payment of or payment for ADSs is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the ADSs deposited by or on behalf of ADS holders promptly after the termination or withdrawal of the U.S. Offer."

         The section entitled "THE U.S. OFFER - Acceptance for Payment" of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following at the beginning of the last sentence of the first paragraph on page 17 of the U.S. Offer to Purchase:

                  "In addition,"

         The section entitled "THE U.S. OFFER - Withdrawal Rights" of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following sentence after the last sentence of the first paragraph of this section on page 21 of the U.S. Offer to Purchase:

                  "In addition, under applicable law, the Purchaser is required to pay the consideration offered or return the ADSs deposited by or on behalf of ADS holders promptly after the termination or withdrawal of the U.S. Offer."

         The section entitled "THE U.S. OFFER - Certain Tax Considerations " of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following before the last paragraph on page 22 of the U.S. Offer to Purchase":

                  "Taxation of U.S. Holders who Continue to Own ADSs after consummation of the U.S. Offer

                  "The consummation of the U.S. Offer will not result in any U.S. federal income tax consequences to U.S. Holders whose ADSs are not sold pursuant to the U.S. Offer. For a discussion of certain anticipated federal income tax considerations relating to the proposed merger of CANTV with and into the Purchaser and subsequent cash distributions by the Purchaser to U.S. Holders who continue to hold ADSs after the consummation of the Offers, see Section 11.

                  Backup Withholding"

         The section entitled "THE U.S. OFFER - Certain Tax Considerations" of the U.S. Offer to Purchase is hereby amended and supplemented by deleting the last sentence of the last paragraph on page 22 of the U.S. Offer to Purchase.

         The section entitled "THE U.S. OFFER - Conditions of the U.S. Offer" of the U.S. Offer to Purchase is hereby amended and supplemented by replacing the word "sole" with the word "reasonable" in (i) the seventh line of the first paragraph of this section on page 44 of the U.S. Offer to Purchase, (ii) the fourth complete bullet point on page 48 of the U.S. Offer to Purchase and (iii) in the second and fourth lines of the first paragraph on page 49 of the U.S. Offer to Purchase.

ITEMS 4 AND 6. TERMS OF THE TRANSACTION; PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Items 4 and 6 of the Schedule TO are hereby amended and supplemented as follows:

         The section entitled "THE U.S. OFFER - Purpose of the Offers; Plans for CANTV" of the U.S. Offer to Purchase is hereby amended and supplemented by replacing the heading and first sentence of the third complete paragraph on page 40 of the U.S. Offer to Purchase with the following:

                  "Certain Anticipated U.S. Federal Income Tax Considerations Applicable to U.S. Holders who own ADSs after Consummation of the Offers Related to the Proposed Merger and Subsequent Cash Distributions by the Purchaser. The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to U.S. Holders who own ADSs after consummation of the Offers related to the proposed merger of CANTV with and into the Purchaser (the "Merger") and subsequent cash distributions by the Purchaser as described above."

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 the of Schedule TO is hereby amended and supplemented as follows:

         The section entitled "THE U.S. OFFER - Purpose of the Offers; Plans for CANTV" of the U.S. Offer to Purchase is hereby amended and supplemented by replacing the fourth sentence of the fifth paragraph on page 38 of the U.S. Offer to Purchase with the following sentence:

                  "However, the Purchaser believes that certain of CANTV's debt instruments would, in the future, restrict the payment of dividends by CANTV beyond certain amounts (which amounts would be determined at the time of the proposed dividends based on various financial criteria of CANTV, including its assets, debt and income levels)."

ITEMS 7 AND 11. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ADDITIONAL INFORMATION.

Items 7 and 11 of the Schedule TO are hereby amended and supplemented as follows:

         The section entitled "THE U.S. OFFER - Source and Amount of Funds" of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following sentence before the second to last sentence of the only paragraph of such section on page 36 of the U.S. Offer to Purchase:

                  "Further, in connection with the Venezuelan Offer, as part of the process of obtaining approval from the CNV to the Venezuelan Offer, AES became a "joint guarantor" of the full amount of the purchase price to be paid for the ADSs and CANTV shares purchased pursuant to the Offers."

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         The section entitled "FORWARD-LOOKING STATEMENTS" of the U.S. Offer to Purchase is hereby amended and supplemented by adding the following language at the end of the last sentence of such section on page 14 of the U.S. Offer to
Purchase:

                  ", except as may be required under applicable law (including the Exchange Act and regulations promulgated thereunder)."

         On October 9, 2001, the Purchaser sent a notice to ADS holders. A copy of this notice is filed as Exhibit (a)(1)J. and is incorporated herein by reference.

         On October 12, 2001, the Purchaser sent another notice to ADS holders. A copy of this notice is filed as Exhibit (a)(1)K. and is incorporated herein by reference.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)J.  Text of Notice sent by the Purchaser to ADS holders on October 9,
2001

(a)(1)K. Text of Notice sent by the Purchaser to ADS holders dated October 12, 2001

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: October 17, 2001     AES Comunicaciones de Venezuela, C.A.


                                    /s/ Paul Hanrahan
                                    -----------------
                                    Name: Paul Hanrahan
                                    Title:  Director



         Date: October 17, 2001     The AES Corporation


                                    /s/ Paul Hanrahan
                                    -----------------
                                    Name: Paul Hanrahan
                                    Title:  Executive Vice President



         Date: October 17, 2001     Corporacion EDC, C.A.


                                    /s/ Paul Hanrahan
                                    -----------------
                                    Name: Paul Hanrahan
                                    Title:  Director

                                  EXHIBIT INDEX


Exhibit
Number          Description
-----------------------------------------------------------------------------------------------------
(a)(1)  A.      U.S. Offer to Purchase dated September 25, 2001*
(a)(1)  B.      ADS Letter of Transmittal*
(a)(1)  C.      Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                W-9*
(a)(1)  D.      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees for ADSs*
(a)(1)  E.      Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees for ADSs*
(a)(1)  F.      Notice of Guaranteed Delivery*
(a)(1)  G.      Text of press release announcing intention to commence the U.S. and Venezuelan offers, dated August 29, 2001*
(a)(1)  H.      Summary Advertisement as published in The New York Times on September 25, 2001*
(a)(1)  I.      Text of press release announcing commencement of U.S. and Venezuelan offers, dated
                September 25, 2001*
(a)(1)  J.      Text of Notice sent by the Purchaser to ADS holders on October 9, 2001
(a)(1)  K.      Text of Notice sent by the Purchaser to ADS holders dated October 12, 2001
----------
*    Previously Filed